UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September, 2024

Commission File Number: 001-36619

Affimed N.V.

Gottlieb-Daimler-Straße 2,

68165 Mannheim

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

AFFIMED N.V.

On September 11, 2024, Affimed N.V. announced an extraordinary general meeting of shareholders to be held on October 10, 2024 and made available to its shareholders certain other materials in connection with such meeting.

Such materials are attached as exhibits to this Form 6-K and are incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AFFIMED N.V.

Date: September 11, 2024	By:	/s/ Andreas Harstrick
	Name:	Andreas Harstrick
	Title:	Chief Medical Officer

	By:	/s/ Denise Mueller
	Name:	Denise Mueller
	Title:	Chief Business Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Notice convening the extraordinary general meeting of shareholders

99.2	Agenda including explanation

99.3	Powers of attorney

3